Filed by Slack Technologies, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Slack Technologies, Inc.

Commission File No.: 001-38926

Date: December 1, 2020

This filing relates to the proposed merger of Slack Technologies, Inc., a Delaware Corporation (“Slack”), with Skyline Strategies I Inc. (“Merger Sub I”), a Delaware corporation and a wholly owned subsidiary of salesforce.com, inc., a Delaware corporation (“Salesforce”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of December 1, 2020, by and among Salesforce, Merger Sub I, Skyline Strategies II LLC, a Delaware corporation and a wholly owned subsidiary of Salesforce, and Slack.

The following communication was made available to Slack’s global team in connection with the transaction.

Stewart Butterfield, Chief Executive Officer and Co-Founder, Post in #announcements-global

☐ @everyone ☐

As you might have seen (if you were not working and instead watching press releases go across the wire): we just announced that Salesforce is acquiring Slack. You can read the press release here. (link to: https://slack.com/blog/news/salesforce-signs-definitive-agreement-to-acquire-slack)

That’s a pretty big news bomb. If your head is spinning, I’m sure you’re not alone :)

:anchor: So here’s an anchor: We’ll still be Slack. I’ll still be the CEO. Our mission, vision, objectives, priorities, values and ambitions remain the same.

We’re not changing our roadmap, or our brand, or the way we do business. We will still recruit candidates to work at Slack. You will still work at Slack.

But at the same time we’ll be part of something bigger. Salesforce invented the Cloud and, through the course of its first and second decades, has retained the Heavyweight Championship title.

Combining our strengths with their perfectly complementary strengths will allow our customers to realize the full potential of our platforms. Their scale will propel us forward. Slack Connect will create entirely new opportunities for the core suite of CRM products. It will be transformative.

And over time, some other things will change. But not that much. (Have a look at https://www.mulesoft.com/ and http://www.tableau.com, the websites of Salesforce’s last two large acquisitions to get a sense of what it will look like to the outside world. Check out the jobs pages, the about pages, and the way they talk about their products.)

And in any case, nothing will change overnight. We have entered into a “definitive agreement” to be acquired, but it doesn’t close until it closes. And until it closes there are strict limits on how we can work together. We’ll still both be customers and partners of one another, and we can strategize and discuss plans for what we might do post closing, but not much else.

So you can expect business as usual until the transaction’s anticipated close in the second quarter of FY22, subject to Slack stockholder approval, receipt of required regulatory approvals and other customary closing conditions.

I’m sure you have many questions, and I promise there will be plentiful opportunities to raise them. Details on what to expect in the weeks ahead, including two company town halls tomorrow, will shortly follow this message, so watch this space.

So far the number one question I’ve personally received has been “are you excited about this?” If it’s not already obvious, the answer is a big, proud, ambitious, optimistic “yes!” I think this is going to be great for customers, for stockholders, and for all of you. The last five years have been amazing. I expect the next five years are going to be bigger and bolder and even more fun, and I believe the impact will be enormous. I think we will redefine how people work together for the better.

I’ve always said that in the long run, the measure of our success will be the amount of value we create for our customers. When we first introduced Slack to the world nearly seven years ago, we declared our mission was to make people’s working lives simpler, more pleasant, and more productive. The most important change here is going to be a big increase in our ability to create that value and fulfill that mission. I am incredibly proud of everything we’ve accomplished together so far, and equally excited about continuing to lead Slack and build the future with you all over the decade to come.

There is far too much substance here to convey in a single post and, in any case, we don’t yet know all the answers. So I will leave you with this: Our customers and partners are counting on us the same today and tomorrow as they did yesterday. We must continue to run our business and deliver without missing a beat. I believe in this deal because I think it is possible for the combination of us and Salesforce to be a “1+1=7” but for today we have features to build and products to sell and customers to help and a business to operate. Let’s go!

As required by law, please see this important legal notice here. You’ll see this on all our communications on this topic going forward. Coooool.

The following communication was made available to Slack’s global team in connection with the transaction.

Nadia Rawlinson, Chief People Officer, Post in #announcements-global

:rbgbot: As required by law, please see this important legal notice here.

:looking_ahead::crystal_ball: What happens next: A starting point for the weeks and months ahead

Like Stewart mentioned, this is an exciting milestone for Slack, and we believe it will help us create even more value for customers, partners, and users the world over. :slack_wol_new: The news is now out – but that’s only step one! Keep reading to get a look at what to expect between now and the deal closing.

:channel: Let’s start with today

Join these two new company-wide channels to stay up to date on all things related to the acquisition:

•	#announce-acquisition is where we’ll post all relevant news and updates

•	#help-acquisition is where you can ask relevant questions that are not covered in the employee FAQ

If you are in a role with external stakeholders, watch your department announcement channel for enablement materials so you’re prepared to engage on this topic.

:townhall: Onward to tomorrow, Dec. 2

Attend one of two company-wide Town Hall meetings. At 8am and 4pm PT, Stewart and others from the exec team will review what we know so far and take questions.

•	Join the session that works best for your schedule.

•	Watch #announce-acquisition and the Slack Global Calendar for further details.

Watch the Dreamforce to You 2020 keynote. At 9:30am PT, Stewart will join Salesforce CEO Marc Benioff during the conference’s opening presentation. Sign up to get viewing details here.

:calendar-sparkles: Closing out this week

•	Join panel discussions with our exec team on Dec. 3-4 to review what we know so far about what today’s news means for customers and employees.

•	Meet Bret Taylor, President and COO of Salesforce, in a fireside chat with Stewart.

•	Watch #announce-acquisition and the Slack Global Calendar for further details.

:threads: Highlights through Dec. 23 are included in thread :threads:

The following communication was made available to Slack’s global team in connection with the transaction.

Nadia Rawlinson, Chief People Officer, Post in #announcements-global

Here is an early look at activities between Dec. 7-18:

•

Panel discussion on Salesforce culture: Many of our current colleagues joined Slack from Salesforce and will share their personal experiences and take questions. Watch #announce-acquisition for details.

•

Department All Hands meetings: You can expect to have a department-specific all hands to review what we know so far and discuss the news at a department level. Watch your department announcement channel for details.

•

Salesforce culture survey: The Salesforce team wants to learn more about Slack’s people and culture to help inform planning and integration. Watch #announce-acquisition for details about the survey and how to participate.

•	December Company All Hands: Watch #announcements-global and the Slack Global Calendar for details on our December meeting.

•

December Company Town Hall: Per usual, we’ll have a dedicated session to ask questions about topics covered in the December All Hands. Watch #announcements-global and the Slack Global Calendar for details.

There may be changes or additions as plans solidify, so please watch #announce-acquisition and the Slack Global Calendar for further details.

The following communication was made available to Slack’s Sales and Customer Success team in connection with the transaction.

Nadia Rawlinson, Chief People Officer, Post in #announcements-global

:world_map: What to expect in the months ahead

While we announced the signing of the deal today, the transaction is not anticipated to close until the second quarter of FY22, subject to Slack stockholder approval, receipt of required regulatory approvals and other customary closing conditions. Between now and closing…

•

There’s a lot to figure out. We are at the beginning of this planning phase, so it’s normal to have a lengthy list of unknowns. A combined team of Slack and Salesforce employees will begin collaborating today on all planning for the transition. No actual integration will begin until after the close date.

•

You can expect frequent updates from Slack. We will include updates in every monthly all hands meeting, in addition to dedicated posts and events to ensure you have the latest information (and opportunities to ask questions) at every step as we can share information.

•

Salesforce will begin to share information, too. The Salesforce team will offer information sessions on health benefits and other programs related to employment at Salesforce. While nothing changes until after closing, these sessions are an important part of the planning phase. As we get clarity on timing and topics, details will be shared in #announce-acquisition.

•

You’ll notice some differences in how we communicate on this topic. This kind of event includes complex rules and regulations around how communication happens. As a result, our language may seem more formal, and you’ll see legal notices attached to pretty much every communication.

As always … we are in this together! :slack_wol_new: The solidarity of this company – with customers, partners, and especially with each other – has amazed me since the beginning. I have no doubt that connection and support will enable us to thrive as we navigate our new path.

:cross-posting: This message will be cross-posted and pinned to #announce-acquisition. It’s a lot of information, so we want to make it extra easy to reference later.

:question: Please post additional questions in #help-acquisition.

The following communication was made available to Slack’s global team in connection with the transaction.

Robert Frati, Senior Vice President of Sales & Customer Success, Post in #sales-success-announcements

:mega-right: Following up on today’s news :mega-right:

If you haven’t already, please catch up in #announcements-global <link to Stewart Butterfield message>.

And as required by law, please see this important legal notice here.

This is an exciting milestone for Slack, and we believe it will help us create even more value for customers, partners, and users the world over. Combining Slack with Salesforce will be transformative for customers and the industry, creating the operating system for the new way to work, uniquely enabling companies to grow and succeed in the all-digital world.

I expect this announcement has sparked questions, concerns, excitement, thoughts, and feelings – all of which are fully valid. We’ll share as much information with you as we can, as quickly as we can. At this stage, the deal is a work in progress, so many questions simply won’t have answers. You should still ask them – just be prepared for a lot of answers to be “we don’t know yet.”

What we can say with certainty is that our priorities have not changed. Our mission is the same, and our opportunity still immense. Ever since the early days of Sales & Customer Success at Slack our three core pillars have focused on our team, our customers and growth. These pillars remain consistent. We’ll continue driving a healthy and strong Q4 close. We’ll continue building our growth plan for next year that charts an exciting, aggressive course that we’ll pursue no matter what. :rocket:

How to communicate with customers and reference docs:

•	The tl;dr is that we will continue business as usual through closing, and all the details we can provide at this point are available in the press release.

•	Acquisition guidance for Sales & Customer Success

•	Slack Acquisition Internal Employee FAQ

•

Pre-written & legally approved Salesloft templates for proactive and reactive communications with customers for English language regions (AMER, AUS, UK), as well as for DE and FR (with JP and KO coming later today).

:question: Questions? If you have a questions about a specific customer or customer engagement that haven’t been addressed through the documents above or through communication with your manager please go to #help-sales-success-acquisition. In addition, please make sure you’ve joined #announce-acquisition and #help-acquisition.

Our customers and partners are depending on us just as much today and tomorrow as they did yesterday, and there is so much exciting opportunity and work ahead. I look forward to navigating this new path with all of you. :solidarity::lets-go:

The following communication was made available to Slack’s Customer Experience team in connection with the transaction.

Ali Rayl, Vice President of Customer Experience, Post in #announce-ce

:slack-and-salesforce: Following up on today’s news

If you haven’t already, please catch up in #announcements-global on Stewart’s message in #announcements-global <link to Stewart Butterfield message>. And as required by law, please see this important legal notice here.

My first thought upon hearing about this acquisition was basically “wait, how do I feel about this??? I don’t know!!!” I’ve had a lot of time to sit with it, and… it turns out that I feel great! It’s a smart move for the business, and there are a number of clear paths that will provide real, genuine benefits to our customers. We’ll tease out the details of this — why it’s good for the business, and what our customers get out of it — over the coming weeks and months.

If you have thoughts, concerns, questions, or feelings… well, of course you do! You’re a person and this is huge news! Everything you’re feeling is valid, and you’re almost certainly not alone in whatever you’re thinking. We’ll share as much information with you as we can, as quickly as we can, but: the deal is a work in progress and many questions simply won’t have answers. You should still ask them — just be prepared for a lot of answers to be “we don’t know yet.”

What we can say with certainty is that our priorities have not changed. Our mission is the same, and our opportunity still immense. We’re going to stay focused on everything we already planned on doing for Q4, and we’re going full steam ahead on what we know we need to do next year. This announcement doesn’t change the path we take — it simply helps us move down that path faster.

How to communicate with our customers:

•	The tl;dr is that we will continue business as usual through closing, and all the details we can provide at this point are available in the press release.

•	Further enablement guidance for CE Services is available here:

:question: Questions? If you have an internal question about our department, staffing, or operations, send a DM to Ali (hey, that’s me!). If your question is about externally-facing work when communicating with our customers, go to #help-comms-ce. In addition, please make sure you’ve joined #announce-acquisition and #help-acquisition.

Our customers need us just as much today as they did yesterday. They’ll still need us tomorrow and the day after that, too. So: if this feels like a massive seismic disruption at the moment, keep in mind that our department’s entire reason for existing — a team of people dedicated to helping our customers get the most out of our product — is our bedrock foundation. It’s going to take more than a few signatures and a press release to disrupt that. :ce::solidarity::lets-go:

The following communication was made available to Slack’s People + Places team in connection with the transaction.

Nadia Rawlinson, Chief People Officer, Post in #announcements-people-places

:mega-right: Following up on today’s news :mega-right:

If you haven’t already, please catch up in #announcements-global <link to Stewart Butterfield message>. And as required by law, please see this important legal notice here.

This is an exciting milestone for Slack, and we believe it will help us create even more value for customers, partners, and users the world over. Combining Slack with Salesforce will be transformative for customers and the industry, creating the operating system for the new way to work, uniquely enabling companies to grow and succeed in the all-digital world.

Even so, I expect this announcement has sparked questions, concerns, thoughts, and feelings – all of which are fully valid. We’ll share as much information with you as we can, as quickly as we can. At this stage, the deal is a work in progress, so many questions simply won’t have answers. You should still ask them – just be prepared for a lot of answers to be “we don’t know yet.”

What we can say with certainty is that our priorities have not changed. Our mission is the same, and our opportunity still immense. We’ll keep going after our Q4 goals. We’re building plans for next year that chart an exciting, aggressive course we’ll pursue no matter what. :woman_climbing::skin-tone-4: For now, it’s most important to keep in mind that:

•	The work you do matters more than ever. People & Places is the driver of culture and shepherds for the employee experience—and the company is counting on our continued execution and guidance.

•

Nothing is changing overnight. There will be time to plan, ask questions, and continue to digest this change in the months ahead. In the meantime, I encourage each of you to read the materials provided in #announcements-global and get up to speed on the rationale for this transaction.

:speech_balloon: [For Recruiting] How to communicate with candidates:

•	The tl;dr is that we will continue business as usual through closing, and all the details we can provide at this point are available in the press release.

•	Further enablement guidance for Recruiting is available here.

•

If you have additional questions, please post your question in #help-recruiting. We will be using that channel to answer Recruiting specific questions regarding the acquisition and will have folks from Legal and Comms in channel for escalations as well.

:question_block: Questions? Please make sure you’ve joined #announce-acquisition and #help-acquisition, where information will be shared as soon as we know it. If you have additional questions along the way, please reach out to me or your department leader @dawn @RichLaws @efigueroa @Peggy (she/her) @Amanda @RNoble and be sure to check out the employee FAQ.

Our customers and partners are depending on us just as much today and tomorrow as they did yesterday, and there is so much exciting work ahead. I look forward to navigating this new path with all of you. :solidarity::skin-tone-4: :lets-go: :slack-and-salesforce:

The following communication was made available to Slack’s Product, Design, and Engineering team in connection with the transaction.

Cal Henderson, Chief Technology Officer and Co-Founder, Post in #announce-pde

:loudspeaker: If you haven’t read @Stewart’s note in #announcements-global, please go do that first :point_up::skin-tone-3: And as required by law, please see this important legal notice here.

:slack_wol_new: :pde: What the acquisition means for PDE

We started this company more than 11 years ago. After a significant change in direction (we’re bad at making games :glitch:), it’s been _truly amazing_ to experience the wild ride, from just 8 people with a vision of how people should communicate at work, to a world where millions of people’s working lives have been transformed by what we’ve built.

As with becoming a public company last year, this is a huge change for Slack, and I could not be more excited about what the future holds for us. On the one hand, it’s going to be business as usual; we’re still building Slack, supporting the service and helping our customers get as much value from it as we do. On the other hand, we’re joining forces with the company that invented enterprise SaaS and is incredibly customer focused. I can’t wait to see how we can work together to accelerate our business and drive towards our vision for the future of work.

There will be a lot that can distract us in the coming months, and it will help to focus on the most important thing: Delivering an amazing, reliable service for our customers who depend on us. That remains important today, tomorrow, and into the future, and we still have a lot of important work ahead of us. I’m hugely proud of the company we’ve all built together, and I look forward to helping us continue to deliver on that promise over the coming years.

Tamar will be posting details about what to expect next, and watch #announce-acquisition for further news. We’ll be scheduling Town Halls for each of the pillars to answer your questions (note that some of these may be scheduled over Maker Time; I don’t do that lightly, but these are exceptional times). In the meantime, if you have questions, you can ask them in #help-acquisition :lets-go:

The following communication was made available to Slack’s Product, Design, and Engineering team in connection with the transaction.

Tamar Yehoshua, Chief Product Officer, Post in #announce-pde

:loudspeaker: If you haven’t read @Stewart’s note in #announcements-global, please go do that first. Next, read @cal’s note in this channel (:scroll: scroll up :point_up::skin-tone-3:). And as required by law, please see this important legal notice here.

:slack-and-salesforce: What the acquisition means for our product strategy

Today’s announcement is a testament to the incredible value of the product we’ve built at Slack :slack_wol_new:. Together we’ve built an essential and adored software product. And together with Salesforce, we have the opportunity to bring Slack to more customers and have an even bigger impact on their working lives.

First, I want to share that I’m really excited. I came to Slack to improve people’s working lives and I believe we will be able to accelerate our positive impact through this acquisition. Salesforce has a lot to offer – and we’ll benefit from their expertise and experience in so many ways – but it’s also important to remember that we have a lot to offer, too. They are also incredibly excited about this opportunity, and so much of that excitement comes from the product itself and how we’ve built an incredible business driven by the quality of experience and customer love :blob_heart:.

Our product strategy is unchanged and our approach to Customer Experience is unchanged. You can continue to rely on our Product Principles, our Product Strategy, the Customer Journey, and our OKRs and Roadmaps – these are enduring and for the foreseeable future we will carry on business as usual in PDE. That means we stay hyper-focused on our customers, helping them understand and get value out of Slack, and meeting their needs with the administration, security and compliance features they need to use Slack for their everyday work.

For me, this is my first time on the “aquiree” end of an M&A deal. I am going through this for the first time like so many of you, and am looking forward to learning how to do this well! I’m excited to work more closely with the Salesforce team and get to know them better during the integration process.

Our customers and partners are counting on us the same today and tomorrow as they did yesterday, and I continue to be as excited and optimistic as ever about the future for Slack.

:read-only-glasses: Read in the thread to see what you can expect next in PDE and how to find resources you’ll need if you interact with external partners or customers.

==thread==

Over the next two weeks Cal and I will be conducting a series of Town Halls across PDE to meet with you and answer your questions. You will see these events appear on your calendar soon. In addition, you can follow along in #announce-acquisition to see all of the different resources and events taking place in the next several weeks across the company to support everyone through the process.

I know many of you have questions about what this means for the product, our brand, and more. Many of those questions are answered in the FAQ already shared. If you have questions that aren’t answered in the FAQ you can ask your manager, or ask directly in #help-acquisition.

For our PDE teams – If you meet with customers in EBCs, roadmap sessions, or customer meetings—there is guidance you must follow in the event that a customer or partner asks you about the deal. You can find that guidance in the FAQ here.

For our CE and DevRel teams that interact regularly with customers, partners and developers, in addition to the guidance in the FAQ, we’ve created DevRel Guidance and CE Guidance just for you.

The following communication was made available to Slack’s Business Operations team in connection with the transaction.

Allen Shim, Chief Financial Officer, Post in #bizops-team post

Today’s Acquisition Announcement :lets-go:

If you haven’t already, please catch up in #announcements-global. And as required by law, please see this important legal notice here.

Team, what an exciting milestone in the history of Slack! Our proposed combination with Salesforce has incredible potential. This deal will be transformative for customers, the industry, and our company. We believe this puts us in a position to more powerfully deliver against our mission to make people’s working lives simpler, more pleasant, and more productive. Slack combined with Salesforce will create the operating system for the new way to work, uniquely enabling companies to grow and succeed in the all-digital world.

I realize I’ve had more time than most to think about this news and digest the excitement. I expect this announcement might raise questions, thoughts, and feelings for some of you. We have a lot of work to do in the months ahead to prepare for the combination, but for now, it’s most important to keep a few things in mind:

•

The work you do matters more than ever. BizOps is the foundational backbone that enables the rest of the company to execute against our priorities and grow the business—and the company is counting on our continued execution.

•	I don’t have all of the answers about the future, but I commit to providing as much information as possible, as soon as possible.

•

Nothing is changing overnight. There will be time to plan, ask questions, and continue to digest this change in the months ahead. In the meantime, I encourage each of you to read the materials provided in #announcements-global and get up to speed on the rationale for this transaction.

•	Our priorities have not changed. Our mission is the same, our opportunity is still immense, and we will stay focused on our Company and BizOps 2H OKRs throughout Q4.

I will be hosting small group town halls for my organization tomorrow and Thursday, and I look forward to hearing what’s top of mind for each of you. There is a lot of work to be done between now (signing the agreement) and transaction close (the official day that the companies will combine). The transaction is anticipated to close in the second quarter of Slack’s fiscal year 2022 (the quarter ending July 31, 2021), subject to Slack stockholder approval, receipt of required regulatory approvals and other customary closing conditions). I’m looking forward to working with you along the way. :slack-and-salesforce:

Questions? Please make sure you’ve joined #announce-acquisition and #help-acquisition, where we will share information as soon as we know it. If you have additional questions along the way, please reach out to me, @aford, or your department leader @bzell @matt heist @jhulsting @sfranchetti @clam.

The following communication was made available to Slack’s Corporate team in connection with the transaction.

David Schellhase, General Counsel, Post in #corporate-team

Following up on today’s news

If you haven’t already, please catch up in #announcements-global. And as required by law (and I’m a lawyer), please see this important legal notice here.

This is an exciting milestone for Slack, and we believe it will help us create even more value for customers, partners, and users the world over. Combining Slack with Salesforce will be transformative for customers and the industry, creating the operating system for the new way to work, uniquely enabling companies to grow and succeed in the all-digital world.

I’m sure that this announcement is sparking questions, concerns, thoughts, and plenty of human feelings. I’ve got some of those same feelings — I spent many happy years at Salesforce and know their culture very well. I know the same is true for a number of you on the team. We’ll share as much information with you as we can, as quickly as we can. At this stage, the deal is a work in progress, so many questions simply won’t have answers. You should still ask them – just be prepared for a lot of answers to be “we don’t know yet.”

What we can say with certainty is that our priorities have not changed. Our mission is the same, and our opportunity still immense. We’ll keep going after our Q4 goals. We’re building plans for next year that chart an exciting, aggressive course we’ll pursue no matter what.

How to communicate externally:

•	Further enablement guidance for BD/CD is available here.

•

As our team works with regulators and outside agencies, we expect you might get some more detailed questions. It’s not your job to figure out what to say if you don’t know — it’s your job to ask what to say, and our in-house experts will give you the answer. If you need help with any answer, go to #help-legal.

•	The tl;dr is that we will continue business as usual through closing, and all the details we can provide at this point are available in the press release.

:question: Questions? If you have an internal question about our department, staffing, or operations, please send me a DM. In addition, please make sure you’ve joined #announce-acquisition and #help-acquisition.

Our customers and partners are depending on us just as much today and tomorrow as they did yesterday, and there is so much exciting work ahead. I look forward to navigating this new path with all of you. :solidarity::lets-go:

The following communication was made available to Slack’s Marketing team in connection with the transaction.

Julie Liegl, Chief Marketing Officer, Post in #announce-marketing and #marketing-team

:mega-right: Following up on today’s news :mega-right:

If you haven’t already, please catch up in #announcements-global <link to Stewart Butterfield message>And as required by law, please see this important legal notice here.

This is an exciting milestone for Slack, and we believe it will help us create even more value for customers, partners, and users the world over. Combining Slack with Salesforce will be transformative for customers and the industry, creating the operating system for the new way to work, uniquely enabling companies to grow and succeed in the all-digital world.

Even so, I expect this announcement has sparked questions, concerns, thoughts, and feelings – all of which are fully valid. We’ll share as much information with you as we can, as quickly as we can. At this stage, the deal is a work in progress, so many questions simply won’t have answers. You should still ask them – just be prepared for a lot of answers to be “we don’t know yet.”

What we _can_ say with certainty is that _*our priorities have not changed*_. Our mission is the same, and our opportunity still immense. We’ll keep going after our Q4 goals. We’re building plans for next year that chart an exciting, aggressive course we’ll pursue no matter what. We will be moving our December Marketing All Hands forward to share updates on planning and answer any questions around this announcement. :woman_climbing:

How to communicate with customers and PR requests:

•	The tl;dr is that we will continue business as usual through closing, and all the details we can provide at this point are available in the press release.

•	Continue to direct any media inquiries to pr@slack-corp.com

:question: Questions? If you have an internal question about our department, staffing, or operations, send a DM to your leads. If your question is about externally-facing work when communicating with PR partners and customers, go to #help-marketing or #help-pr. In addition, please make sure you’ve joined #announce-acquisition and #help-acquisition.

On a personal note, as most of you know I spent over a decade working at Salesforce, from when it was 200 people to when it was over 20,000. I believe it’s a company that lives by its values, that puts the customer first, and believes in Slack’s vision for the future of work. I am excited for the opportunity to keep growing Slack as a transformational business, joining forces with one of the most successful companies in the world.

Our customers and partners are depending on us just as much today and tomorrow as they did yesterday, and there is so much exciting work ahead. I look forward to navigating this new path with all of you. :solidarity::lets-go:

The following communication was made available to Slack’s global team in connection with the transaction.

Stewart Butterfield, Chief Executive Officer and Co-Founder of Slack, posting message from Marc Benioff, Chief Executive Officer of Salesforce, to Slack employees in #announcements-global

I’m glad to have everyone in on the news now. We are a remarkable team, and I’m excited to keep growing, learning, and innovating as we take this new path together. This is going to be fun.

One last thing for today: Salesforce CEO Marc Benioff asked me to share the message below with everyone here at Slack.

From: Salesforce CEO

To: Slack CEO

Posted to: All Slack Employees, via Slack

Stewart—Congratulations to you and the entire Slack team! This is a monumental day for our companies, our customers and the industry.

Will you please pass this note along to your team?

—Marc

Slack team—

We’re thrilled by the opportunity to bring Salesforce together with Slack.

Combining Slack with Salesforce Customer 360 will be transformative for our customers and the industry — creating the operating system for the new way to work, a single source of truth for a company’s customers and employees, and a unified platform for connecting everyone inside and outside of a company with each other and the apps they use every day, all within their existing workflows.

I hope you’ll tune into tomorrow at 9:30am PT, when Stewart will be joining our virtual Dreamforce keynote, alongside Salesforce President & COO Bret Taylor and I. We’ll also be joined by special guests to celebrate our customers’ success and unveil new innovations across Customer 360.

And on December 4, Bret will join Stewart for a fireside chat to share more about our vision for the future. Bret joined Salesforce in 2016 via the acquisition of Quip, which he co-founded. Prior to Quip, Bret served as Chief Technology Officer of Facebook, where he was credited with the invention of the “like” button. Bret started his career at Google, where he co-created Google Maps. Please join us: https://www.salesforce.com/dreamforce/

I want to thank each and every one of you for your contributions to this phenomenal company. I’m inspired by what you’ve built and we’re excited to welcome the Slack team to the Salesforce Ohana once the transaction closes.

With gratitude,

Marc

As required by law, please see this important legal notice here. I definitely won’t ever get sick of adding this link.

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Salesforce.com, Inc. (“Salesforce”) and Slack Technologies, Inc. (“Slack”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Salesforce or Slack stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of Salesforce or Slack to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Salesforce or Slack do business, or on Salesforce’s or Slack’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Salesforce to successfully integrate Slack’s operations; the ability of Salesforce to implement its plans, forecasts and other expectations with respect to Salesforce’s business after the completion of the transaction and realize expected synergies; and business disruption following the merger. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Salesforce’s and Slack’s respective periodic reports and other filings with the SEC, including the risk factors identified in Salesforce’s and Slack’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Salesforce nor Slack undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Salesforce intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Slack and that also constitutes a prospectus of Salesforce. Each of Salesforce and Slack may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Salesforce or Slack may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Salesforce and Slack. INVESTORS AND SECURITY HOLDERS ARE URGED TO

READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Salesforce, Slack and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Salesforce will be available free of charge on Salesforce’s website at www.salesforce.com/investor or by contacting Salesforce’s Investor Relations department at investor@salesforce.com. Copies of the documents filed with the SEC by Slack will be available free of charge on Slack’s website at investor.slackhq.com or by contacting Slack’s Investor Relations department at ir@slack.com.

Participants in the Solicitation

Salesforce, Slack and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Salesforce, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Salesforce’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2020, and Salesforce’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 5, 2020, as well as in a Form 8-K filed by Salesforce with the SEC on June 1, 2020. Information about the directors and executive officers of Slack, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Slack’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 5, 2020, and Slack’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 12, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Salesforce or Slack using the sources indicated above.